# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U.S. GLOBAL INVESTORS, INC., CIK 0000754811
CUSIP: 902952100
Title of class of securities: CLASS A
Address of issuer's principal executive offices: 7900 Callaghan Road, San Antonio, Texas (TX), 78299
Date of event which requires filing of this statement: 03/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001570284

## Reporting persons
- Gator Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 596,734; sole dispositive power 0; shared dispositive power 596,734; aggregate amount beneficially owned 596,734 (5.21% of the class)
  Comment: (Limited Liability Company)
- Derek Pilecki: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 596,734; sole dispositive power 0; shared dispositive power 596,734; aggregate amount beneficially owned 596,734 (5.21% of the class)
- Gator Financial Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 593,534; sole dispositive power 0; shared dispositive power 593,534; aggregate amount beneficially owned 593,534 (5.18% of the class)
  Comment: (Limited Liability Company)

## Item 1. Issuer
Name of issuer: U.S. GLOBAL INVESTORS, INC.
Address of issuer's principal executive offices: 7900 Callaghan Road, San Antonio, TEXAS 78299

## Item 2. Person Filing
Name of person filing:
Gator Capital Management, LLC
Derek Pilecki
Gator Financial Partners, LLC
Address of principal business office or, if none, residence:
2502 N. Rocky Point Dr.
Ste 665
Tampa, FL 33607
Citizenship:
Gator Capital Management, LLC is a Delaware limited liability company
Derek Pilecki is a United States citizen
Gator Financial Partners, LLC is a Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gator Capital Management, LLC 596,734
Derek Pilecki 596,734
Gator Financial Partners, LLC 593,534
Percent of class:
Gator Capital Management, LLC 5.21%
Derek Pileck 5.21%
Gator Financial Partners, LLC 5.18
Sole power to vote or to direct the vote:
N/A
N/A
N/A
Shared power to vote or to direct the vote:
Gator Capital Management, LLC 596,734
Derek Pilecki 596,734
Gator Financial Partners, LLC 593,534
Sole power to dispose or to direct the disposition:
N/A
N/A
N/A
Shared power to dispose or to direct the disposition:
Gator Capital Management, LLC 596,734
Derek Pilecki 596,734
Gator Financial Partners, LLC 593,534

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement dated March 6, 2025, among Gator Financial Partners, LLC, Gator Capital Management, LLC, and Derek Pilecki.

## Signatures
- Gator Capital Management, LLC: Derek Pilecki, Managing Member (03/06/2025)
- Derek Pilecki: Derek Pilecki, Individual (03/06/2025)
- Gator Financial Partners, LLC: Derek Pilecki, Managing Member (03/06/2025)